EXHIBIT 99.1

AMARC AND FREEPORT-MCMORAN MINERAL PROPERTIES CANADA INC. COMMENCE PLANNING
FOR THE 2024 JOY COPPER-GOLD DISTRICT DRILLING PROGRAM

October 26, 2023 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB:AXREF) is pleased to announce that planning has commenced with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), in preparation for an intended extensive 2024 drilling program at its 100% owned JOY Copper-Gold District (or “JOY” or the “District”) in north-central British Columbia (“BC”). The program - planned to commence at site in early June - is to be fully funded by Freeport, which is earning-in at JOY. Amarc will continue as operator of the project.

Amarc has recently completed the 2023 field program at JOY. This year’s program was designed to inform the 2024 drilling plans and included extensive airborne and surface exploration surveys, focused on the detailed refinement of multiple porphyry copper-gold deposit targets clustered along mineralized trends across the JOY District. The final results from these comprehensive surveys are now being received and once appropriately verified and integrated into existing datasets, will be released.

The principal components of the 2023 surveys were:

•	638 line-km of airborne Magnetotelluric (“MT”) geophysics;
•	30 km2 of ground-based MT geophysics;
•	72.5 line-km of Induced PolarizatTion ground geophysics;
•	465 geological survey traverse-km;
•	769 systematic rock chip samples for assay; and
•	1,788 grid soil samples for assay.

To facilitate future drilling, rehabilitation of exploration trail and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets was completed with Chu Cho Industries LP, a Tsay Keh Dene Nation business.

“The Amarc team continues to capitalize on our collaborative relationship with Freeport, and pool our expertise with the goal of efficiently unlocking value across the extensive 482 km2 JOY District,” said Dr. Diane Nicolson Amarc President and CEO. “As the Company looks forward to a significant drill exploration program in 2024, we believe there is a real opportunity to make multiple, significant copper-gold deposit discoveries delivering an active and exciting year for our shareholders, contractors and local communities.”

About the JOY District

Amarc’s 100%-owned JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au District that includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. Through its association with Hunter Dickinson Inc., Amarc’s technical team was first to recognize the Kemess District’s true porphyry potential, acquiring Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold in 1996 on beneficial terms to a predecessor of Northgate Minerals, which brought that deposit into production.

1

The JOY District is readily accessed via resource roads servicing the southern end of the Toodoggone region, including Centerra’s Kemess porphyry Cu-Au deposits and the historical Lawyers, Baker and Shasta epithermal precious metal mines now being redeveloped by Benchmark Metals Inc. and TDG Gold Corp, respectively.

In May 2021, Amarc entered into a Mineral Property Earn-In Agreement (the “EIA”) with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021). Freeport may acquire up to a 70% ownership interest in JOY by making staged investments totaling $110 million.

Freeport’s investments into JOY to date include $5.94 million contributed in 2021 and approximately $14 million in 2022 (see Amarc releases November 15 and December 15, 2021). Comprehensive drilling and surface exploration programs in 2021 and 2022 expanded the PINE Cu-Au Deposit, with potential for further expansion, and made a new porphyry Cu-Au discovery called Canyon (see Amarc releases dated March 7, 2022, March 2, 2023 and June 26, 2023).

Further in-depth information on historical and more recent exploration activities completed within the JOY District prior to 2021 can be found in the Company’s ‘JOY Project 2020 Technical Report’, filed under Amarc’s profile at www.sedarplus.ca or located on its website at  https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding. Amarc is the operator of both programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

2

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person (“QP”) as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the JOY District contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

3